

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 3, 2009

Mr. Brent Whittington
Executive Vice President and Chief Financial Officer
Windstream Corporation
4001 Rodney Parham Road
Little Rock, AR 72212

   **Re: Windstream Corporation
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Filed February 19, 2009**

       **Form 10-Q for the Quarterly Period Ended March 31, 2009
      File No. 1-32422**

Dear Mr. Whittington:

   The Division of Corporation Finance has completed its review of your Form 10-K and related filings and does not, at this time, have any further comments.

              Sincerely,

              Larry Spirgel
              Assistant Director